Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals Announces Transportation and Supply Agreements for Ontario Cracker Revamp

Calgary, Alberta (September 6, 2011) — NOVA Chemicals today announced that it has entered into three core agreements which support the revamp of its Corunna cracker to utilize up to 100% NGL feedstock:

•                 a transportation service agreement with Sunoco Pipeline L.P. for the transportation of ethane feedstock from the Marcellus Shale Basin into the Sarnia, Ontario region;

•                 a definitive agreement for long-term ethane supply from the Marcellus Shale Basin with Caiman Energy, LLC; and

•                 a definitive agreement for long-term ethane supply from the Marcellus Shale Basin with a wholly-owned subsidiary of Range Resources Corporation.

“We are excited to have these critical strategic pieces in place,” said Randy Woelfel, Chief Executive Officer. “The capital project enabling our Corunna cracker to utilize up to 100% NGLs is on target, and we anticipate seeing all three project initiatives — safe, reliable pipeline transportation, ethane supply and facility upgrades — come together before the end of 2013.”

The company continues to work with other producers in the Marcellus region, including Statoil Marketing and Trading Inc., to secure additional ethane feedstock for its Corunna cracker.

“The revamp of the Corunna cracker is step one in our ‘NOVA 2020’ vision and will position our Ontario assets as a highly competitive, robust platform that can drive further polyethylene growth,” added Woelfel.

The proposed projects are subject to receipt of customary regulatory and other approvals.

About NOVA Chemicals Corporation

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of the International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Pace Markowitz, Director, Communications

Tel:  412.490.4952

Email:  markowp@novachem.com

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward looking information: This press release contains forward-looking information regarding NOVA Chemicals’ revamp of its Corunna cracker to utilize up to 100% NGLs and its ‘NOVA 2020’ vision, including statements regarding the timing of the capital project for the Corunna revamp; the Company’s anticipation that all three project initiatives — safe, reliable pipeline transportation, ethane supply and facility upgrades — will come together before the end of 2013; and NOVA Chemicals’ belief that the NOVA 2020 vision will position its Ontario assets as a highly competitive, robust platform that can drive further polyethylene growth.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this press release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.